Filed by Naspers Limited pursuant to Rule 425 under the Securities Act of 1933


                                                  Subject Company: MIH Limited
                             Subject Company Exchange Act file number: 1-14917


                                                             September 26 2002


         MIHH and MIHL to become wholly owned subsidiaries of Naspers
         ------------------------------------------------------------


NASPERS (JSE : NPN), MIH HOLDINGS LIMITED (JSE : MIHH), AND MIH LIMITED (NASDAQ : MIHL), today announced reorganization plans pursuant to which shares in MIH Holdings Limited (MIHH) and MIH Limited (MIHL) will be exchanged for shares in Naspers.

As part of the reorganization, the holders of Class A ordinary shares in MIHL and the holders of MIHH shares (other than Naspers and its subsidiaries) will effectively swap their shares for new shares in Naspers. Following this exchange, MIHH and MIHL will both be delisted and will become wholly-owned subsidiaries of Naspers. Naspers will be listed on both the JSE and Nasdaq.

Holders of MIHL Class A ordinary shares resident in South Africa will receive
3.5 Naspers Class N ordinary shares for each MIHL share. All other holders of MIHL Class A ordinary shares will receive one Naspers American Depositary Share (ADS) for every ten Naspers Class N ordinary shares to which they are entitled. Holders of MIHH ordinary shares will receive 1 Naspers Class N ordinary shares for every 2.25 MIHH shares held.

The reorganization will significantly simplify the corporate structure and operation of the Naspers group and will improve liquidity for MIHH and MIHL shareholders. It will also enable current and potential investors to assess the group more clearly, through a streamlining of the group structure and the elimination of the multiple entry points to the group. Upon completion of the reorganization, investors will hold shares in one entity only, Naspers, and no longer directly in three pyramid companies: MIHL, MIHH or Naspers itself.

Other benefits of the reorganization include Naspers' ability to access capital markets in the United States, through its secondary listing on Nasdaq, and the alignment of the operational structure of Naspers and MIHL. All shareholders should benefit from larger capitalization and greater liquidity.

The reorganization is conditional upon, inter alia, the requisite approval of the shareholders of respectively, MIHL, MIHH and Naspers and the sanction of a South African Court. Under British Virgin Islands' law, MIHL shareholders who dissent to the merger and do not wish to receive the merger consideration will be entitled to payment, in cash, of the fair value of their MIHL Class A ordinary shares. Naspers may not approve the merger if it appears that the total cash consideration to be paid to dissenting shareholders may exceed US$25 million.

"We believe this simplified corporate structure should unlock value and address requests we have had from shareholders internationally", commented Cobus Stofberg, the MIH group's Chief Executive Officer.

"The reorganization will enable us to streamline our structure", commented Koos Bekker, the Naspers group's Chief Executive Officer. "We recognise that institutional investors have been waiting for this for some time. Now that the OpenTV transaction has closed, we can implement what has been under discussion for a while."

                                   - ends -


ABOUT NASPERS:
Naspers is a multinational media company with its principal operations in pay television and internet subscriber platforms, print media, book publishing, private education and technology. Naspers' most significant operations are located in South Africa, where it generates approximately 68% of its revenues, with other significant operations located elsewhere in Africa and in Greece, Cyprus, the Netherlands, China and Thailand. Naspers creates media content, builds brand names around it, and manages the platforms distributing the content. Naspers delivers its content in a variety of forms and through a variety of channels, including television platforms, internet systems, newspapers, magazines and books.

IMPORTANT LEGAL INFORMATION:
This press release contains forward-looking statements. While these forward-looking statements represent our judgements and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the risk that the group companies will not consummate the proposed reorganization; the costs related to the proposed reorganization; the risk that all anticipated benefits may not be obtained; and other key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). None of Naspers, MIHH or MIHL are under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Complete details of Naspers' offer to MIHL shareholders will be set forth in a registration statement and other appropriate filings to be made with the SEC. We urge investors to read the registration statement and any other relevant documents that may be filed with the SEC, because they will contain important information.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Investors will be able to obtain any documents filed with the SEC relating to the offer by Naspers to MIHL shareholders from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Telephone: (202) 942-8090,
Fax: (202) 628-9001. E-mail: publicinfo@sec.gov. In addition, documents filed with or furnished to the SEC by Naspers (other than certain exhibits) will be available free of charge from The Company Secretary, Naspers Limited, 40 Heerengracht, Cape Town, 8001, South Africa, Telephone No: +27 21 406 2121.


This press release is also available on Naspers' website: www.naspers.com and the MIH website: www.mih.com.


CONTACT DETAILS:

MIH Limited
Mark Sorour
Group General Manager Corporate Finance
and Investor Relations
+27 (0) 21 406 3008
msorour@media24.co.za

Cobus Stofberg
Chief Executive
+31 23 556 2725

Steve Ward
Chief Financial Officer
+31 23 556 2725

or


Naspers Limited
Steve Pacak
CFO and Executive Director
+27 (021) 406 3585

Koos Bekker
Managing Director
+27 (021) 406 2481